UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        John A. Dore
        222 N. LaSalle, Ste. 1600
        Chicago, Illinois  60601

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI

   3.   IRS or Social Security Number of Reporting Person (Voluntary):



   4.   Statement for Month/Year:

        November 2000

   5.   If Amendment, Date of Original (Month/Year):

         September 2000

   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner (x) Officer (give title below)
        ( ) Other (specify below):
             Co-Chairman of the Board, Director and Chief Executive
             Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                       5. Amount of
                     2. Trans-                                          Securities       6. Owner-
                      action   3. Trans-                               Beneficially      ship Form:
       1. Title of     Date      action    4. Securities Acquired      Owned at End    Direct (D) or  7. Nature of Indirect
         Security     (Month/     Code     (A) or Disposed of (D)        of Month       Indirect (I)  Beneficial Ownership
        (Instr. 3)   Day/Year) (Instr. 8)   (Instr. 3, 4 and 5)      (Instr. 3 and 4)    (Instr. 4)        (Instr. 4)
       -----------   --------- ----------  ----------------------    ----------------  -------------  ---------------------
                               Code   V    Amount (A)or(D)  Price
                               ----   -    ------ --------  -----
     Common Stock,                                                       161,000             D
     $.01 par value

     Common Stock                                                          2,000             I       IRA
     $.01 par value

     Common Stock,                                                         4,000             I       Keough
     $.01 par value

     Common Stock                                                          2,600             I       As trustee
     $.01 par value                                                                                  for Christopher L. Dore

     Common Stock                                                          3,565             I       As trustee for
     $.01 par value                                                                                  John A. Dore II





                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                                  10.
                                                                                                          9.     Owner-
                                                 5.                                                     Number    ship
                                               Number                                                  of Deri- Form of
                  2.                          of Deriv-                                                 vative   Deri-     11.
               Conver-                          ative                                                  Securi-   vative   Nature
               sion or                          Secur-                                           8.      ties    Secur-  of Indi-
         1.     Exer-      3.                   ities                             7.             8.    Benefi-    ity:     rect
      Title of   cise    Trans-               Acquired          6.             Title and       Price    cially   Direct  Benefi-
       Deriv-   Price    action      4.        (A) or        Date Exer-        Amount of     of Deriv- Owned at  (D) or    cial
       at1ive     of      Date     Trans-     Disposed      cisable and       Underlying       ative    End of  Indirect  Owner-
      Security  Deriv-  (Month/    action      of (D)       Expiration        Securities      Security  Month     (I)      ship
      (Instr.   ative     Day/      Code     (Instr. 3,     Date(Month/        (Instr. 3      (Instr.  (Instr.  (Instr.  (Instr.
         3)    Security  Year)   (Instr. 8)   4 and 5)       Day/Year)          and 4)           5)       4)       4)       4)
      -------- -------- -------  ----------  ----------    -------------      -----------     -------- -------- -------- --------
                                 Code   V    (A)    (D)  Date     Expir-           Amount or
                                 ----   -    ---    ---  Exer-    ation            Number of
                                                         cisable  Date   Title     Shares
                                                         -------  ------ -----     ---------
     Option      2.88   11/10/00             D   100,000*                Common    100,000             200,000     D
                                                                         Stock
                                                                         $.01 par
                                                                         value


     *Voluntarily surrendered to Company.

   Explanation of Responses:


   SIGNATURE OF REPORTING PERSON:



   /s/ John A. Dore
   ------------------------------
       John A. Dore

   Dated:  December 8, 2000